UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SPORT CHALET, INC.
(Name of Issuer)

Class B Common Stock, par value $0.01
(Title of Class of Securities)

849163308
(CUSIP Number)

John Mullan, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street, 48th Floor

Los Angeles, CA 90071

(213) 620-1780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subzject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 849163308	Page 2 of 8 Pages

NAMES OF REPORTING PERSONS

1	Craig L. Levra

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐
			(b)☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		791,635
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		791,635
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
791,635
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.6%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D/A

CUSIP No. 849163308	Page 3 of 8 Pages

NAMES OF REPORTING PERSONS

1	Howard K. Kaminsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐
			(b)☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		128,771
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		128,771
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
128,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D/A

CUSIP No. 849163308	Page 4 of 8 Pages

Explanatory Note

This Amendment No. 4 to Schedule 13D is being filed by the Reporting Persons (as defined below) with respect to the Class B Common Stock, par value $0.01 per share (the "Class B Shares"), of Sport Chalet, Inc. (the "Issuer") beneficially owned by them. The purpose of this Amendment No. 4 is to report (1) the termination of the last of the contracts, arrangements, understandings or relationships described in Item 6 of Amendment No. 3 to Schedule 13D, (2) the termination of the group consisting of the reporting persons with respect to Amendment No. 3, (3) the acquisition and disposition in the open market and upon the exercise of employee stock options by the Reporting Persons of Class B Shares during the period from the filing date of Amendment No. 3 to the filing date of this Amendment No. 4, and (4) the exchange in privately negotiated transactions by Mr. Kaminsky of an aggregate of 157,000 Class B Shares (or 8.8% of the Class B Shares outstanding) for an equal number of shares of the Class A Common Stock, par value $0.01 per share (the "Class A Shares"), on October 9, 2013.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

(a)          The name of the issuer is Sport Chalet, Inc. (the “Issuer”).

(b)          The address of the Issuer’s principal executive offices is One Sport Chalet Drive, La Cañada, CA 91011.

(c)          The title of the class of securities to which this statement relates is the Class B Common Stock, par value $0.01, of the Issuer (the “Class B Shares”).

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)          The names of the persons filing this Amendment No. 4 (individually, a "Reporting Person" and collectively, the "Reporting Persons") are:

Craig L. Levra
Howard K. Kaminsky

(b)          The business address of each Reporting Person is One Sport Chalet Drive, La Cañada, CA 91011.

(c)          Mr. Levra is the Chairman of the Board, Chief Executive Officer and President of the Issuer. Mr. Kaminsky is the Executive Vice President – Finance, Chief Financial Officer and Secretary of the Issuer.

(d)          None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

SCHEDULE 13D/A

CUSIP No. 849163308	Page 5 of 8 Pages

(e)           None of the Reporting Persons was a party to any civil proceeding during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

From the filing date of Amendment No. 3 to this Schedule 13D to the filing date of this Amendment No. 4, Mr. Levra expended an aggregate of approximately $388,723 to purchase an aggregate of 56,470 Class B Shares, and Mr. Kaminsky expended an aggregate of approximately $119,972 to purchase an aggregate of 23,482 Class B Shares. Such funds came from the personal funds of the Reporting Persons, the proceeds of sales of Class A Shares and the net exercise of employee stock options.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

This Amendment No. 4 to Schedule 13D is being filed to report (1) the acquisition or disposition in the open market and upon the exercise of employee stock options by the Reporting Persons of Class B Shares during the period from the filing date of Amendment No. 3 to the filing date of this Amendment No. 4 and (2) the exchange in privately negotiated transactions by Mr. Kaminsky of an aggregate of 157,000 Class B Shares (or 8.8% of the Class B Shares outstanding) for an equal number of Class A Shares on October 9, 2013.

(a)           Each of the Reporting Persons has acquired the Class B Shares held by him for investment. Each of the Reporting Persons evaluates from time to time his investment in the Class B Shares.

(b)           Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

(1)           the acquisition by any person of additional securities of the Issuer, or disposition of securities of the Issuer;

(2)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(3)           a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

SCHEDULE 13D/A

CUSIP No. 849163308	Page 6 of 8 Pages

(4)           any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term directors or to fill any existing vacancies on the board;

(5)           any material change in the present capitalization or dividend policy of the Issuer)

(6)           any other material change in the Issuer’s business or corporate structure;

(7)           changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(8)           causing a class of securities of the Issuer to cease to be quoted on the Nasdaq National Market;

(9)           a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(10)        any action similar to any of those enumerated above.

While the Reporting Persons have no current plans or proposals with respect to the matters described above, except as set forth herein, the Reporting Persons reserve the right to make or support in the future such plans or proposals as they believe appropriate. The Reporting Persons may consult with each other or act together with respect to the acquisition, disposition or voting of the Issuer’s securities.

Item 5.     Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Mr. Craig L. Levra is the beneficial owner of 791,635 Class B Shares, or approximately 44.6% of the outstanding Class B Shares.

Mr. Howard K. Kaminsky is beneficial owner of 128,771 Class B Shares, or approximately 7.3% of the outstanding Class B Shares.

(b) The following table provides information as to the number of Class B Shares as to which each person named above in Item 5(a) has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:

SCHEDULE 13D/A

CUSIP No. 849163308	Page 7 of 8 Pages

	Power to Vote		Power to Dispose or Direct Disposition
Name	Sole	Shared	Sole	Shared

Craig L. Levra	791,635	0	791,635	0

Howard K. Kaminsky	128,771	0	128,771	0

(c) Since the filing of Amendment No. 3 to this Schedule 13D, Mr. Levra has acquired an aggregate of 62,410 Class B Shares and disposed of an aggregate of 27,649 Class B Shares in open market transactions and upon the exercise of employee stock options. During the 60 days immediately preceding the filing of this Amendment No. 4, Mr. Levra has not acquired or disposed of any Class B Shares. Since the filing of Amendment No. 3 to this Schedule 13D, Mr. Kaminsky has acquired an aggregate of 25,450 Class B Shares and disposed of an aggregate of 1,968 Class B Shares in open market transactions and upon the exercise of employee stock options. During the 60 days immediately preceding the filing of this Amendment No. 4, Mr. Kaminsky has not acquired or disposed of any Class B Shares, except as described herein. On October 9, 2013, Mr. Kaminsky exchanged 157,000 Class B Shares (or 8.8% of the Class B Shares outstanding) for an equal number of Class A Shares in privately negotiated transactions.

(d) Not applicable.

(e) Not applicable.

Item 6.     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

None.

Item 7.     Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

None.

SCHEDULE 13D/A

CUSIP No. 849163308	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 4 to Report on Schedule 13D is true, complete and correct.

Dated: November 13, 2013

/s/ Craig L. Levra
Craig L. Levra

/s/ Howard K. Kaminsky
Howard K. Kaminsky